

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2017

Yi Hsiao Mao
Chief Executive Officer
China United Insurance Service, Inc.
7F, No. 311 Section 3
Nan-King East Road
Taipei City, Taiwan

> **Re: China United Insurance Service, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 15, 2017**
> **Form 10-Q for Quarterly Period Ended June 30, 2017**
> **Filed August 9, 2017**
> **File No. 000-54884**

Dear Mr. Mao:

We have reviewed your October 10, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2017 letter.

Form 10-K for the Year Ended December 31, 2016

Notes to Consolidated Financial Statements
Note 2 - Summary Significant Accounting Policies
Revenue Recognition, page 95

1.   Refer to your response to our prior comment 1. Provide us the following additional information:

- a robust description about your relationship with your sales professionals including whether they are required to only sell policies exclusively related to policies that you earn a commission, and, if not, whether they otherwise earn commissions from your issuing insurance companies versus other issuing insurance companies. Provide us a copy of a typical agreement with your sales professionals.
- an analysis distinguishing the role of the sales professionals versus your role in initially obtaining the customer, in the sale of an insurance product to the customer and reporting/interacting with the issuing insurance company. Provide us a copy of a typical agency/commission agreement with the issuing insurance company.
- More specifically why you believe you are the primarily obligor in the arrangement (ASC 605-45-45-4) and why the sales professional is not the primary obligor in the arrangement (ASC 605-45-45-16). In this regard, please demonstrate more specifically why you believe you are responsible for fulfilling the brokerage services being provided and not the sales professional.
- Clarify your statement that commission is paid out of commission payments made to the Company by the insurance companies to indicate whether the issuing insurance company pays commission amounts directly to the sales professionals. If so, tell us more about circumstances that result in this payment to the sales professional.

Note 8 - Acquisition and Goodwill
Acquisition of GHFL, page 105

2. Please address the following as they relate to our prior comment 2:
   - Tell us, as previously requested, how GHFL met the definition of a business as of its acquisition date, despite GHFL or Taiwan Genius having no substantive business operations. Refer to ASC 805-10-55-4 and 55-5.
   - Provide us, as previously requested, an analysis to support your inclusion of GHFL in the AHFL reporting unit. Refer to ASC 350-20-35-33 through 35-44.

Form 10-Q for Quarterly Period Ended June 30, 2017
Notes to Condensed Consolidated Financial Statements
Note 13 - Long-Term Liabilities
Unearned Revenue – AIATW, page 18

3. Please refer to your response to our prior comment 3. Confirm to us that you will disclose, in your future filings, the contract year dates and the amounts recognized as revenue and that you refund for each contract year, and your accounting policies for this revenue and refund including the reason that amounts are recorded in periods subsequent to the contract year.

You may contact Keira Nakada at 202-551-3659 or Jim Rosenberg at 202-551-3679 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance